Sterling Smith Corporation

December 31, 2025

Financial Statements



Tax | Audit | Advisory

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48058

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sterling Smith Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4326A Scotland Street
(No. and Street)

Houston	Texas	77007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sterling Smith	(713) 861-6500	ssc@sscorporation.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

2950 North Loop West Suite 1200	Houston	Texas	77092
(Address)	(City)	(State)	(Zip Code)

November 5, 2003	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Sterling Smith</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Sterling Smith Corporation</u>, as of <u>February 24</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Sterling R. Smith*

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Sterling Smith Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Smith Corporation as of December 31, 2025, the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sterling Smith Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sterling Smith Corporation's management. Our responsibility is to express an opinion on Sterling Smith Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sterling Smith Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sterling Smith Corporation's financial statements. The supplemental information is the responsibility of Sterling Smith Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

We have served as Sterling Smith Corporation's auditor since 1995.

Houston, Texas

February 18, 2026

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents, unrestricted	$	777,667
Cash held with clearing broker		347,456
Deposits held by clearing broker, restricted		250,000
Prepaid expenses		3,375
Securities, at fair value		6,596,268
TOTAL ASSETS	$	7,974,766

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	272,190

STOCKHOLDER'S EQUITY

Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding	1,000
Additional paid-in capital	2,315,200
Retained earnings	5,386,376
TOTAL STOCKHOLDER'S EQUITY	7,702,576
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,974,766

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement between the Company and Pershing, LLC ("Pershing"), the Company is required to maintain a certain level of cash on deposit with Pershing, which amounted to $250,000 at December 31, 2025. Should Pershing suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify Pershing to the extent of such loss. As of December 31, 2025, there were no amounts owed to this clearing broker nor did the Company incur a loss during the year ended December 31, 2025 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities owned are recorded at fair value as of the balance sheet date. The difference between cost and fair value is included in income. The Company classifies marketable securities owned as trading securities. It is the Company's policy to classify debt and equity securities with readily determinable fair values as trading securities and report them on the balance sheet at fair value if they are purchased and held principally for the purpose of selling them in the near term.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Marketable securities, including derivative financial instruments, are recorded at fair value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

Revenue Recognition

The Company accounts for revenue under ASC 606- Revenue from Contracts with Customers (ASC 606). ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a five step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services.

Companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company's revenues are earned primarily from the sale of trading fixed income securities to counterparties. Revenues are recognized as securities are sold on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the counterparty). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the counterparty. Placement revenue include placement fees the Company charged to a broker dealer. The Company entered into an agreement to buy and sell the issue of Mexican bank paper for a placement fee. Revenue was recognized on the trade date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. No tax is due for the year ended December 31, 2025.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was a $100,719 net realized foreign currency gain recorded in 2025.

NOTE 2:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital, as defined, of $7,012,236, which was $6,912,236 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness was 0.04 to 1 at December 31, 2025. The Company is currently in compliance with these requirements.

NOTE 3:   SECURITIES

The Company has adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establish a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

NOTE 3:   SECURITIES *(Continued)*

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025:

Government bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental data relating to issuer.

Warrants: Valued as determined by observable quoted pricing inputs of the related underlying security.

NOTE 3:   SECURITIES *(Continued)*

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2025:

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2025
United States Government Bonds	$ 6,593,768	$ -	$ -	$ 6,593,768
Venezuela Detachable warrants	-	2,500	-	2,500
Total	$ 6,593,768	$ 2,500	$ -	$ 6,596,268

The bonds mature at various dates, ranging from January 2026 to November 2026.

NOTE 4:   CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading activity and maintains securities in which counterparties include other broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counterparty, as necessary.

NOTE 5: SEGMENT REVENUE

The Company conducts business as a single operating segment focused on trading fixed income securities, based on its current organizational and management structure, as well as the information used by the Company's President (the chief operating decision maker, or "CODM") to allocate resources, assess performance, and manage the business. The CODM evaluates the Company's net income, as reported on the statement of income, along with excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

NOTE 5: SEGMENT REVENUE *(Continued)*

All expense categories on the statement of income are significant and there are no other significant segment expenses that would require disclosure. Asset data provided to the CODM is consistent with those reported on the statement of financial condition with particular emphasis on the Company's available liquidity, including its cash and cash equivalents and securities at fair value, reduced by current liabilities and regulatory capital requirements. The CODM manages the business using expense information as well as regularly provided budgeted or forecasted expense information for the single operating segment.

NOTE 6:   COMMITMENTS AND CONTINGENCIES

The Company clears all of its securities transactions through a clearing broker (Pershing LLC) on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company did not have any recorded liabilities with regard to the right. During 2025, the Company did not pay the clearing broker any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2025 and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state tax returns are open to audit under the statute of limitations for the years ended December 31, 2022 and beyond.

NOTE 8:   SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2025. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2025.

NOTE 9:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2026 through February 10, 2026, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.